SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015 (Report No. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Engage Platform Now Validated for Government Implementation, Dated June 2, 2015

99.2	eBay Enterprise Saves $2.4 Million For a Single Client with NICE Interaction Analytics Solution, Dated June 3, 2015

99.3	NICE Introduces Its Most Comprehensive Back Office Work Management Solution, Dated June 4, 2015

99.4	NICE Actimize Helps Streamline Processes for Brown Brothers Harriman With the Actimize Trade Surveillance Portfolio, Self-Development Tool and Enterprise Risk Case Manager, Dated June 09, 2015

99.5	Uncovering Insights: NICE Audio Analytics Helps Investigators Pull Relevant Soundbites from 9-1-1 Calls, Body-worn Cameras and Other Communications, Dated June 15, 2015

99.6	Got a Complaint? New NICE Solution Tackles Customer Grievances Head-on to Create Perfect Experiences, Dated June 16, 2015

99.7	NICE Again Named the Leading Contact Center Workforce Optimization Vendor, Dated June 17, 2015

99.8	NICE Actimize Introduces Customer Due Diligence Suite with Industry-Leading Risk Assessment and “Branch to the Bank” Protections, Dated June 22, 2015

99.9	NICE to Showcase new Audio Analytics Solution for Fast and Precise Keyword Searches at NENA 2015, Dated June 23, 2015

100.0	NICE Interaction Analytics Wins CUSTOMER Magazine’s Speech Technology Excellence Award, Dated June 24, 2015

100.1	The NICE Actimize “Customer Due Diligence Market Survey” Finds 61 Percent of Financial Institutions Are Impacted By CDD/KYC Regulatory Changes, Dated June 29, 2015

100.2	NICE Actimize Cited for Holistic Surveillance Capabilities, Unmatched Voice Analytics in TABB Group GRC “Data Tsunami” Analyst Report, Dated June 30, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated: July 6, 2015

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Engage Platform Now Validated for Government Implementation, Dated June 2, 2015

99.2	eBay Enterprise Saves $2.4 Million For a Single Client with NICE Interaction Analytics Solution, Dated June 3, 2015

99.3	NICE Introduces Its Most Comprehensive Back Office Work Management Solution, Dated June 4, 2015

99.4	NICE Actimize Helps Streamline Processes for Brown Brothers Harriman With the Actimize Trade Surveillance Portfolio, Self-Development Tool and Enterprise Risk Case Manager, Dated June 9, 2015

99.5	Uncovering Insights: NICE Audio Analytics Helps Investigators Pull Relevant Soundbites from 9-1-1 Calls, Body-worn Cameras and Other Communications, Dated June 15, 2015

99.6	Got a Complaint? New NICE Solution Tackles Customer Grievances Head-on to Create Perfect Experiences, Dated June 16, 2015

99.7	NICE Again Named the Leading Contact Center Workforce Optimization Vendor, Dated June 17, 2015

99.8	NICE Actimize Introduces Customer Due Diligence Suite with Industry-Leading Risk Assessment and “Branch to the Bank” Protections, Dated June 22, 2015

99.9	NICE to Showcase new Audio Analytics Solution for Fast and Precise Keyword Searches at NENA 2015, Dated June 23, 2015

100.0	NICE Interaction Analytics Wins CUSTOMER Magazine’s Speech Technology Excellence Award, Dated June 24, 2015

100.1	The NICE Actimize “Customer Due Diligence Market Survey” Finds 61 Percent of Financial Institutions Are Impacted By CDD/KYC Regulatory Changes, Dated June 29, 2015

100.2	NICE Actimize Cited for Holistic Surveillance Capabilities, Unmatched Voice Analytics in TABB Group GRC “Data Tsunami” Analyst Report, Dated June 30, 2015